Mail Stop 3720


April 21, 2006

Mr. John S. Rego
Executive Vice President and
Chief Financial Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

Re: 	Vonage Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 7, 2006
Amendment No. 2 to Registration Statement on Form S-1
Filed April 12, 2006
File No. 333-131659

Dear Mr. Rego:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Without necessarily agreeing with your analysis regarding your reliance upon Black Box Incorporation (no-action letter available
June 26, 1990), we will not reissue prior comment 12 of our letter dated March 10, 2006.

Prospectus Cover Page
2. We note that you list six underwriters on your prospectus cover page. Please disclose only the lead or managing underwriters on the cover page, as required by Item 501(b)(8)(i) of Regulation S-K.

Prospectus Summary, page 1
3. As noted in prior comment eight, much of the summary section continues to repeat disclosure located in the Business section and is still too long for a summary discussion, particularly with respect to the disclosure set forth under "Our Strengths" on page two and "Our
Strategy" on pages two and three. Please revise the summary accordingly.
4. Under The Offering on page five, you state that the number of shares of common stock in this offering excludes convertible notes, which totaled ____ shares as of December 31, 2005. Since these convertible notes were also issued in January 2006, please update the disclosure to that date, as appropriate. Similarly revise other references to the convertible notes throughout the prospectus to include any notes issued in January 2006, such as the discussion of the notes appearing in the Liquidity and Capital Resources section of your MD&A.

Risk Factors, page 9
5. Your revised risk factor entitled "Sales Taxes and 911-related fees will increase our customers` cost ..." on page 19 indicates that you have established a reserve of $9.9 million regarding certain sales tax matters and any ultimate liability could exceed that amount and "could have a material adverse effect on us." Please include a discussion of this and other potential liabilities in your MD&A, to the extent material, including the amounts payable and the resulting impact on your financial condition and liquidity.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Liquidity and Capital Resources, page 51
6. Please revise to address how you intend to pay for the significant increase in your interest expense resulting from the issuance of convertible notes in December 2005 and January 2006.

Direct Cost of Telephony Services, page 41
7. Please separately disclose the related increase in direct costs due to the $11.5 million in regulatory fees collected from your customers.








Business, page 65

Our Strategy, page 67

Network Operations, page 68
8. We note your response to prior comment 28. Without referring to any specific contracts or providers, please describe in a general fashion the typical key provisions of your agreements with the several telecommunications providers that relate to the interconnections of calls and co-location facilities. Also revise to disclose, as indicated in your response, that the company`s business is not substantially dependent upon these agreements as the company can easily substitute other telecommunications providers in order to obtain the same or similar service at similar cost.
9. Describe the material terms of your agreements with the providers of various emergency call services that are filed as exhibits 10.15,
10.16 and 10.17.

Management, page 95
10. We note on page 102 that options to purchase 2.5 million shares of common stock were issued to Mr. Snyder. Please ensure that these options are reflected in the beneficial ownership table and in Item
15 of Part II to the registration statement.

Employment Agreements, page 101
11. We note your disclosure that bonuses are related to the achievement of revenue and income (loss) from operations before depreciation and amortization targets. State clearly whether or not the bonuses are paid regardless of whether or not the company is profitable as measured by net income. Similarly state whether bonuses are awarded even if the company experiences a loss from operations before depreciation and amortization.

Description of Convertible Notes, page 113
12. As indicated in your response to prior comment 24, revise to clarify that all financial covenants contained in the convertible notes will cease to have effect upon consummation of the IPO.

Directed Share Programs, page 125
13. We note the statements on the referenced web site at ipoinfo.vonage.com. If you intend to rely on Rule 134 for those statements, you should revise the web site to include the name and address of the person from whom a prospectus meeting the requirements of Section 10 may be obtained. See Rule 134(b)(2).
Alternatively,
revise the hyperlink that currently leads to an index of all of your
EDGAR filings so that that web site instead includes an active hyperlink to the prospectus, rather than an active hyperlink to your
EDGAR filings as a group.  See Rule 134(c)(2) and (f).
14. We have reviewed the materials filed as Annex A of your supplemental correspondence dated April 7, 2006. Please ensure that the third to last paragraph on page 2 of Annex A clearly explains what groups of people the "other persons" related to you are.
Also
indicate whether or not broker-dealers registered with the NASD will be able to participate in the directed share program. See prior comment 37.

Financial Statements

Derivative Instruments, page 56
Note 1. Use of Estimates, page F-8
Note 1. Fair Value of Financial Instruments, page F-14
Note 1. Derivative Instruments, page F-14
15. We note that you refer to the assistance of a third-party in the valuation of your embedded derivatives. While you are not required to make reference to the assistance of a third-party, when you do you should disclose the name of the expert and include the consent of the expert in the filing. If you decide to delete your reference to the third-party, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

Consolidated Balance Sheets, page F-4
16. Please refer to prior comment 11. You disclose on page 3 that "Immediately prior to the completion of this offering, all outstanding shares of all series of our convertible preferred stock will automatically convert into shares of common stock." Please present a pro forma balance sheet column giving effect to the automatic conversion of your convertible preferred stocks into your common stocks. Also, present a pro forma loss per share on page F-5 giving effect to this conversion for the most recent fiscal year.

Consolidated Statements of Operations, page F-5
17. Please refer to prior comment 40. Since it is necessary to utilize your property and equipment to generate your telephony services revenue, revise your presentation by identifying the amount of the applicable depreciation that is excluded from the caption, "Direct cost of telephony services."

Note 1. Telephony Services Revenue, page F-9
18. Please tell us how you determined that the activation rebates are costs and not a reduction of the activation revenues under EITF
01-9.

Note 1. Deferred Financing Costs, page F-12
19. Please tell us why you are not using the effective interest method to amortize the deferred financing costs.

Note 1. Beneficial conversion feature, page F-14
20. Please refer to the last sentence. Revise to disclose that the beneficial conversion feature with respect to the convertible equity represents a dividend and not a discount to the related equity.

Note 7. A-2 Redeemable Convertible Preferred Stock Warrant, page
F-25
21. Please refer to prior comment 42. Tell us whether the warrant agreement requires you to register the shares underlying the warrant.
Tell us if the registration rights require you to file a registration statement that is declared effective by the SEC or else you are required to pay liquidated damages. In this regard, we note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 `The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19." The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in accounting for the shares underlying the warrant.

We also note that the accounting and classification of this freestanding warrant may also be impacted depending on your view as to the appropriate accounting for this warrant under EITF 00-19 and your consideration of EITF 05-4. Please advise. Further, please provide us copies of the warrant agreement and if applicable, the registration rights agreement.

Note 7. Series E Redeemable Convertible Preferred Stock, page F-28
22. Please refer to prior comment 43. Tell us how you determined that only 1% of the preferred stock had a beneficial conversion feature.

Note 8. Employee Benefit Plans, page F-28
23. Please refer to prior comment 45. Revise to present the disclosures included in your response. Also revise the year for your
August 30 grant to 2005 instead of 2006. Please disclose the name of the independent third-party and include the consent of this expert in the filing. Also, confirm to us that the Series E preferred stock and the convertible notes were issued to unrelated third-parties.

Note 10. Vendor Commitments, page F-33
24. Please refer to the sixth paragraph. Tell us the nature and terms of your vendor commitments. Also, tell us how you are accounting for this commitment and the basis for your accounting.

Note 10. Commitments and Contingencies, page F-37
25. Please refer to prior comment 47. Disclose an estimate of the possible additional taxes or range of the additional taxes, or state that such an estimate can not be made.

Note 13. New Chief Executive Officer, page F-42
26. Please refer to the second paragraph. Revise to disclose the terms of the options.


*   *   *   *   *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dean Suehiro, Senior Staff Accountant, at
(202)
551-3384 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389 or me, at (202) 551-3810, with any other questions.


	Sincerely,



	Michele M. Anderson
      Legal Branch Chief


cc: 	James S. Scott, Sr., Esq.
      Shearman & Sterling LLP
      Fax: (646) 848-7702









Mr. John S. Rego
Vonage Holdings Corp.
April 21, 2006
Page 1